Exhibit 99.1
Regulatory release
Three month period ended March 31, 2011
Unaudited Condensed Interim Financial Report
On April 28, 2011, Royal Dutch Shell plc released the Unaudited Condensed Interim Financial Report for the three month period ended March 31, 2011 of Royal Dutch Shell plc and its consolidated subsidiaries (collectively “Shell”).

Contact — Investor Relations
Europe:	Tjerk Huysinga	+31 70 377 4540
USA:	Ken Lawrence	+1 713 241 1042

Contact — Media
Europe:	Shell Media Contact	+31 70 377 3600
Royal Dutch Shell plc
Unaudited Condensed Interim
Financial Report 4